FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on May 5th, 2014, regarding its financial results for the First Quarter of 2014.

Santiago, Chile, May 5th, 2014, Banco de Chile (NYSE: BCH), a full service Chilean financial institution, market leader in a wide variety of lending and non-lending products and services across all segments of the Chilean financial market, today announced its results for the first quarter 2014.

Our Brands

*Citi and the arc design in Trademark registered by Citigroup Inc.

Use under License.

Credit Ratings

(LT Foreign Currency)

Moody’s

Standard & Poors

2014 — 1st Quarter | Earnings Report

‘Taking advantage of the momentum’

HIGHLIGHTS

•                  BCH reached a record bottom line of Ch$151 Bn. in the 1Q14, boosting ROAE to 24.8%.

•                  Efficiency at outstanding levels by posting 39.2% in the 1Q14.

•                  We continued to diversify our funding by placing LT bonds in Switzerland and Japan for a total amount of ~US$340 million.

•                  First take on new developments in BI shows significant potential for tailored solutions in retail banking, while aligning commercial goals.

FINANCIAL SNAPSHOT

Arturo Tagle (CEO): ‘We have completed a very promising 1Q14 by reaching a never before achieved net income of Ch$151 Bn. Despite these results; we keep grounded as we recognize that 2014 has plenty of challenges. In fact, the local economy is showing a slower pace, household consumption is sliding and investment has decelerated. Furthermore, the financial industry faces increasing regulations in diverse matters. Without any doubt, this outlook will hit the banking activity in 2014, not only in loan growth but also in risk and operating costs. However, we are getting prepared for this scenario by growing selectively through an exhaustive revision and application of business intelligence tools that are showing interesting results in lending, spreads and channel optimization. Also, we are setting stricter credit requirements in some segments for consumer lending and in certain business areas in order to preserve asset quality, while staying focused on efficiency. In summary, we are delighted with this beginning, but we should continue working hard to maintain this momentum’.

Selected Financial Data (1) (in millions of Ch$, except %)	1Q13	1Q14	YoY Chg.
Income Statement (Millions of Ch$)
Net financial income(2)	259,290	335,946	29.6%
Net Fees and Commissions	71,590	66,284	(7.4)%
Other operating income	7,892	5,723	(27.5)%
Total Operating Revenues	338,772	407,953	20.4%
Provisions for loan losses	(49,843)	(76,354)	53.2%
Operating expenses	(149,210)	(159,980)	7.2%
Net income (3)	121,470	150,750	24.1%
Earnings per Share
Net income per share (Ch$)	1.32	1.62	22.5%
Book value per share (Ch$)	23.32	24.60	5.5%
Shares Outstanding (Millions)	91,977	93,175	1.3%
Balance Sheet (Millions of Ch$)
Loans to customers	19,200,938	20,965,208	9.2%
Total assets	23,825,746	26,130,050	9.7%
Equity	2,145,082	2,292,249	6.9%
Profitability Ratios
Return on average assets (ROAA)	2.09%	2.14%	+5	bp
Return on average equity (ROAE)	23.02%	24.78%	+176	bp
Net Financial Margin(4)	4.78%	5.61%	+83	bp
Efficiency ratio	44.04%	39.22%	(483	)bp
Credit Quality Ratios
Total Past Due / Total Loans	1.06%	1.22%	+16	bp
Allowances / Total loans	2.28%	2.43%	+15	bp
Allowances / Total Past Due	2.15	x	1.99	x	(0.17	)x
Provisions / Avg. Loans	1.05%	1.45%	+40	bp
Capital Adequacy Ratios
BIS Ratio (Regulatory Capital / RWA)	13.46%	12.94%	(52	)bp
Tier I Ratio (Capital / RWA)	10.10%	9.94%	(16	)bp

(1)         See pages 15 to 17.

(2)         Net interest income, foreign exchange transactions and net financial operating income.

(3)         Net Income attributable to Bank’s owners (adjusted by minority interest).

(4)         Net financial income divided by average interest earning assets.

1st Quarter 2014 - Business Environment:

Chilean Economy

A decrease in investment has fostered a harder than expected landing of the local economy...accordingly, more aggressive monetary and fiscal policies will be needed to boost economic recovery...

•                  Chilean GDP continued to expand below its potential in the 1Q14 by posting a 2.4% YoY growth. As a result, Chilean economy completed six months performing below 3%, which is being gradually reflected by employment indicators, tighter credit conditions in the banking system and a more aggressive monetary policy.

•                  The sharp deceleration in economic activity has been mainly caused by a great contraction in investment and a recent slowdown in private consumption. Regarding the former, companies’ expectations remain weak, due to a more uncertain economic outlook caused by volatility in commodity prices, higher energy costs, slower pace in construction and the announcement of a tax reform proposal by new authorities. The reform is intended to finance a long-term plan for improving the quality of the Chilean education system.

•                  This tax reform —among other matters— considers a corporate tax rate increase from 20% to 25% over four years and the elimination of the FUT (fund of deferred taxes on retained earnings). This implies a change in the tax system from cash to accrual basis for both local and foreign investors. In addition, the proposal includes a decrease in the marginal tax rate for the individuals’ upper income bracket from 40% to 35%.

•                  As for private consumption, it has shown a decreasing dynamism, in part due to the Chilean-peso depreciation that has affected the consumption of durable goods. Also, the downward trend in consumption has been fostered by lower job creation and tighter credit conditions set by banks amid a less positive economic outlook.

•                  Despite the above, inflation has rallied in the last six months by reaching a 3.5% YoY variation, which is close to the upper boundary of the Central Bank’s target range. Higher inflation was due to rising prices for fuel, utilities and food. The Chilean-peso depreciation in the 1Q14 also contributed to increase prices for tradable goods. Accordingly, market expectations have been revised up by forecasting a CPI variation of 3.5% for the FY2014.

•                  Given the outlook for the local economy, the Central Bank has decided to carry out a more aggressive monetary policy by cutting the referential rate by 100 basis points in the last seven months. Even though the Central Bank broke with this trend in April 2014, we expect more cuts in coming months. Actually, we believe the monetary policy rate should be at 3.5% by the end of 2014.

KEY ECONOMIC INDICATORS

GDP & Aggregate Demand

(12m % change)

Inflation and Monetary Policy Rate

(12m % change and %)

1st Quarter 2014 - Business Environment:

Local Banking Industry

Industry’s loan growth declines within a less dynamic scenario and tighter credit conditions…inflation was the main driver for net income advance in the 1Q14…

•                  Total loans of the industry grew by 7.1%* YoY in real terms as of March 31, 2014. This is aligned with the less dynamic economic environment and reflects stricter credit conditions because of the prudent risk approach that distinguishes the Chilean banking industry from other countries. So far, loan growth deceleration has been gradual and lagged the economic cycle.

•                  A breakdown by credit family shows that commercial loans grew 6.1%* YoY in real terms during the 1Q14 (6.8%* in the 4Q13). This behaviour was affirmed in March 2014, when commercial loans experienced a monthly decline, while the downward trend seems to be in line with investment rates. In spite of this, we believe there should be a recovery in commercial loans as long as potential uncertainties regarding the tax reform start to be overcome and the effects of the expansionary monetary policy spread over the economy.

•                  Consumer loans have also slowed down over the last quarters, aligned with a gradual temperance in private consumption that, even though, maintains attractive figures. In the 1Q14 this product grew by 7.4%*, after a high of 8.7%* in 2013, both in real terms. On the other hand, mortgage loans continued to display stable growth rates by recording a 9.3%* YoY real growth, in the 1Q14. Given the outlook for the local economy, we believe that total loans should grow by 7.0%* YoY in 2014, in real terms.

•                  As for results, in the 1Q14 the industry reported a net income of Ch$595 billion, which exceeded the figure recorded in the 1Q13 by 56.5%. This variance was mainly explained by operating revenues going up by 27.6% YoY (Ch$452 Bn.), as a result of: (i) loan growth focused on retail banking, and (ii) the 1.3% increase in the UF in the 1Q14 as compared to the tiny 0.1% rise in the 1Q13, which significantly increased the contribution of the industry’s structural UF net asset position. These factors allowed the system to effectively offset: (i) loan loss provisions rising by 18.7% YoY (Ch$64 Bn.), owing to credit quality deterioration of both individuals and companies, and (ii) operating expenses that increased by 16.0% YoY (Ch$133 Bn.), due to higher personnel and administrative expenses. All in all, in the 1Q14 the industry’s ROAE was at 18.2% in comparison with the 13.2% posted a year earlier.

INDUSTRY’S KEY FIGURES

Total Loans Growth*

(% change, in real terms)

Net Income & ROAE

(In billions of Ch$ and %)

* Figures exclude operations of subsidiaries abroad and the one-off effect (estimate) of the consolidation of a retailer’s credit card portfolio into its banking subsidiary, which added approximately ~Ch$430 billion in consumer loans to the industry’s balance sheet, since December 2013.

1st Quarter 2014 - Earnings Report:

Net Income

Bottom line soared by 24.1% YoY, given favourable scenarios for inflation and interest rates, as well as selective loan growth and proactive Treasury management…these drivers allowed us to offset higher loan loss provisions and operating expenses…as a result our ROAE was 24.8% in the 1Q14, which is almost 2 p.p. above the figure of the 1Q13.

We posted a new record in the 1Q14 by reaching a net income of Ch$151 billion. This bottom line represents a 24.1% YoY advance in relation to the 1Q13 and makes this the best quarter in terms of net income in our recent history. Also, these results allowed us to remain the most profitable bank in Chile and rank first in earnings generation with a 25.3% market share. The main driver for this growth was our operating revenues that rose 20.4% YoY, based on:

•                  A loan portfolio that continued to display an attractive YoY expansion, although evidencing signs of deceleration, aligned with the local economy.

•                  A significant higher contribution of our UF net asset position, due to a UF variation that exceed by 1.15% the figure recorded in the 1Q13.

•                  A positive overall repricing effect within the last two quarters, as a result of successive cuts in the monetary policy interest rate by the Central Bank.

•                  A more steepened yield curve in the 1Q14 in comparison with the 1Q13, benefiting term gapping.

•                  Higher results from the management of our securities portfolio in both AFS and trading assets, as a result of a favourable evolution of market factors.

•                  All of the above permitted us to more than offset lower fees and commissions income.

On the other hand, a less optimistic outlook for the local economy led us to tighten our credit processes and increase our loan loss provisions in the 1Q14. The higher provision expenses were especially associated with commercial loans due to some concerns regarding the effects of economic slowdown on both specific wholesale customers and SMEs. Similarly, in the 1Q14 we incurred higher operating expenses as a result of both greater personnel and administrative expenses, although still growing slower than revenues. These factors went along with a higher income tax.

NET INCOME

(In billions of Ch$, except for %)

As for profitability, our ROAE was 24.8% in the 1Q14, which exceeds the figure attained a year ago by two percentage points and placed us well above the average of 16.5% posted by the local banking industry (Excluding BCH).

1st Quarter 2014 - Earnings Report:

Operating Revenues

Higher than expected inflation, repricing, term gapping and loan growth were key drivers that boosted operating revenues by 20.4% YoY...as a result, margins recorded an important advance with respect to the 1Q13, with NIM reaching 5.03% in the 1Q14

This was a positive quarter in income generation. In the 1Q14 our operating revenues totalled Ch$408 billion and grew by 20.4% as compared to the Ch$339 billion recorded in the 1Q13. This performance in revenues had largely to do with:

•                  Income from loans growing by approximately Ch$11 billion YoY. This was the result of a 10.8% YoY expansion in average total loans and a mix effect caused by retail loans growing slightly faster than wholesale loans.

•                  Average balances of current accounts and demand deposits that increased by 11.8% YoY and effectively offset the effect of sliding short-term interest rates, resulting in approximately Ch$1 billion of higher revenues.

•                  Higher contribution of our UF net asset position of approximately Ch$56 billion. This increase involved both a favourable inflation evolution with UF growing 1.28% in the 1Q14 (as compared to 0.13% in the 1Q13) and cheaper short-term peso-denominated liabilities funding these assets as a result of the cuts in the monetary policy rate by the Central Bank.

•                  Approximately Ch$10 billion in additional income from the management of our securities portfolio, composed of roughly Ch$7 billion of higher sales of AFS securities and Ch$3 billion from our trading portfolio, due to the decrease in long-term interest rates.

•                  A moderate steepening in the yield curve structure, increasing term gapping possibilities.

•                  A positive exchange rate effect of approximately Ch$7 billion. In the 1Q14 the Chilean-peso depreciated by approximately 4.5% as compared to an appreciation of 1.6% in the 1Q13. These changes benefited the asset position that hedges US$-denominated loan loss allowances and expenses.

The above factors allowed us to efficiently cope with a decline of roughly Ch$5 billion in fee-based income, which is largely explained by regulations affecting the insurance brokerage business and also lower net fee income from credit cards given the previously mentioned exchange rate shifts, as some expenses are US$-indexed.

TOTAL OPERATING REVENUES

	Quarters		YoY Chg.
(in millions of Ch$ and %)	1Q13	1Q14	1Q13/1Q14
Net Interest Income	244,460	301,473	23.3%
Net Fees and Commissions	71,590	66,284	(7.4)%
Net Financial Operating Income	4,870	11,895	144.3%
Foreign Exchange Transactions	9,960	22,578	126.7%
Other operating income	7,892	5,723	(27.5)%
Total Operating Revenues	338,772	407,953	20.4%

Net Financial Margin (NFM)	4.78%	5.61%	+83	bp
Net Interest Margin (NIM)	4.50%	5.03%	+53	bp

Notes: Expenses related to credit cards loyalty programs have been reclassified from operating expenses to paid fees and commissions. Previous quarters and years have been homologated accordingly.

Based on the above, our margins on interest earning assets grew significantly in the 1Q14 in relation to the 1Q13. Actually, in the 1Q14 our NIM was 5.03% (+53 bp YoY) and we posted a NFM of 5.61% (+83 bp YoY). As mentioned earlier, we expect the Central Bank will continue to deploy an easing policy by applying more interest rate cuts. However, we also believe that a lessened economic activity should maintain inflation around the centre of the range targeted by the Central Bank (3.0% in 12m). Altogether, we expect inflation will temper in the second half of 2014, which should translate into slightly higher NIM and NFM for the FY2014 when compared to 2013.

1st Quarter 2014 - Earnings Report:

Loan Loss Provisions

We posted a 53.2% increase in loan loss provision, however; roughly half of the increase is explained by exchange rate shifts and a specific allowance release in the 1Q13…as a result, we believe that our credit quality indicators are consistent with our loan growth and the perspectives for the local economy.

The slowdown in the economic activity has translated into higher delinquency ratios. This, together with an increase in the FX rate and our traditional prudent approach to risks, has prompted an increase in our loan loss reserves. Actually, in the 1Q14 we recorded loan loss provisions of roughly Ch$76 billion, exceeding by 53.2% the figure posted in the 1Q13. Nonetheless, the YoY variance of Ch$27 billion in loan loss provision was not only due to higher overall risk but also growth and additional effects, as follows:

•                  Loan growth. Our average total loans grew by 10.8% YoY, which translated into a volume effect of approximately Ch$6 billion, mostly related to the annual expansion in retail banking.

•                  Negative exchange rate effect. Given the Chilean-peso depreciation of 4.5% in the 1Q14 and the appreciation of 1.6% in the 1Q13, there was a negative impact on US$-denominated loan loss provisions by roughly Ch$5 billion. This impact was largely concentrated on wholesale banking.

•                  Low basis for comparison. In the 1Q13 our loan loss provisions included a release of approximately Ch$9 billion. This was explained by an upgrade in the risk classification of a wholesale customer that experienced financial difficulties in 2012.

•                  Approximately Ch$7 billion of net deterioration, which was almost equally distributed among wholesale customers and SMEs, in line with a less dynamic economy. Conversely, credit risk ratios in personal banking remained almost flat YoY. This was due to measures we undertook in 2013 in order to reduce our exposure to lower income segments, in view of the economic deceleration and the implementation of regulations reducing the interest rate ceilings.

LOAN LOSS PROVISIONS & ALLOWANCES

Quarters	% Change
(in millions of Ch$ and %)	1Q13	1Q14	1Q13/1Q14
Initial Allowances	427,435	480,478	12.4%
Charge-offs	(45,886)	(56,327)	22.8%
Debt exchange	—	—	—
Provisions established, net	56,951	85,034	49.3%
Final Allowances	438,500	509,185	16.1%
Provisions Established	(56,951)	(85,034)	49.3%
Prov. Financial Guarantees	(1,750)	(1,243)	(29.0)%
Additional Provisions	—	—	—
Recoveries	8,858	9,923	12.0%
Loan Loss Provisions	(49,843)	(76,354)	53.2%
Credit Quality Ratios
Allowances / Total loans	2.28%	2.43%	+15	bp
Allowances / Total Past Due	2.15	x	1.99	x	(0.17	)x
Provisions / Avg. Loans	1.05%	1.45%	+40	bp
Charge-offs / Avg. Loans	0.97%	1.07%	+10	bp
Total Past Due / Total Loans	1.06%	1.22%	+16	bp
Recoveries / Avg. Loans	0.19%	0.19%	+0	bp

As a consequence of the above and reckoning all of the non-recurring mentioned effects, our credit quality ratios have temporarily deteriorated. In fact, our loan loss provisions as a percentage of average loans increased from 1.05% in the 1Q13 to 1.45% in the 1Q14. Nevertheless, a long-term view establishes a more moderate rise, as charge-offs increased from 0.97% in the 1Q13 to 1.07% in the 1Q14, as a percentage of average loans. As for our delinquency ratio, it went up from 1.06% in the 1Q13 to 1.22% in the 1Q14, mainly as a result of higher delinquency in SMEs. However, we maintain a continuous focus on delinquency, especially now that we foresee potential risks related to the slowdown in the economy.

1st Quarter 2014 - Earnings Report:

Operating Expenses

Our cost base increased by 7.2%YoY in the 1Q14, fostered by higher personnel and administrative expenses…but the significant expansion in operating revenues resulted in a substantial improvement in efficiency.

In the 1Q14 our operating expenses amounted to Ch$160 billion, exceeding the figure we posted a year earlier by 7.2% or approximately Ch$11 billion. This annual variance primarily relied on:

•                  Personnel expenses that increased by 5.6% YoY (approximately Ch$4 billion) due to: (i) higher salaries (roughly Ch$2 billion) recognizing the effect of inflation and a slight increment in headcount, and (ii) an increase in bonuses (about Ch$2 billion) associated with higher performance.

•                  A YoY increase of 6.6% (or Ch$4 billion) in administrative expenses, mainly as a result of: (i) higher expenses in outsourced services by roughly Ch$2 billion related to credit assessment, (ii) around Ch$1 billion in greater expenses associated with IT and communications, given the implementation and operation of ongoing projects, and (iii) approximately Ch$1 billion in higher expenses related to rentals (due to higher real estate prices) and building maintenance.

•                  Other operating expenses that rose by 62.7% YoY (or Ch$3 billion), largely as a consequence of higher expense provisions and general expenses supporting our normal course of business.

TOTAL OPERATING EXPENSES

	Quarters		% Change
(in millions of Ch$ and %)	1Q13	1Q14	1Q13/1Q14
Personnel expenses	(77,932)	(82,276)	5.6%
Administrative expenses	(59,299)	(63,231)	6.6%
Depreciation and Amort.	(7,201)	(6,505)	(9.7)%
Impairments	(5)	(203)	3,960.0%
Other Oper. Expenses	(4,773)	(7,765)	62.7%
Total Oper. Expenses	(149,210)	(159,980)	7.2%
Additional Information
Op. Exp. / Op. Rev.	44.0%	39.2%	(483	)bp
Op. Exp. / Avg. Assets	2.6%	2.3%	(29	)bp
Headcount (#)	14,579	14,647	+68
Branches (#)	433	431	(2)

Notes:  For purposes of comparison certain line items have been reclassified for the 1Q13.

In spite of the 7.2% YoY increase posted in operating expenses, our excellent performance in revenues enabled us to maintain a consistent trend in terms of efficiency. Actually, in the 1Q14 our cost-to-income ratio was 39.2%, which favourably compared to the 44.0% recorded a year earlier. Nonetheless, this significant improvement in efficiency was not only the consequence of higher operating revenues, but also a consistent policy over time. In this regard, we believe we are benefiting from cost control policies and higher productivity in our branch network associated with projects and developments undertaken over the last years.

However, we recognize that based on economic perspectives a cost-to-income below 40.0% is not sustainable in the short-run. Actually, given expectations on a normalized scenario for inflation (and UF) in the second half of 2014, we should consider a moderate uptick in the efficiency ratio for the rest of the year.

1st Quarter 2014 - Earnings Report:

Loan Portfolio

Our loan book has begun to reflect the effects of the slowdown, based on a sharp decrease in QoQ growth rates, although we maintain attractive YoY expansion rates…

Consistent with a less dynamic local economy, the market for lending has adjusted. On the one hand, customers are more cautious about applying for loans waiting for better economic signs, especially in wholesale banking. On the other hand, banks have tightened credit rendering given their expectations on higher credit risk, especially in retail banking. These trends have been already reflected by our loan growth. As mentioned in previous releases, our aim is to grow profitably, so we have tapered the expansion in some segments, where we see potential risks, given the economic outlook. Thus, as of Mar. 31, 2014 our loan book totalled Ch$20,965 billion, which represents a 9.2% annual expansion and a 0.5% QoQ growth. Based on these figures, as of Mar. 31, 2014 we ranked second in total loans with an 18.8%* market stake. The main drivers backing our annual loan growth have been as follows:

•                  Residential mortgage loans growing 13.7% YoY, from Ch$4,335 billion in the 1Q13 to Ch$4,930 billion in the 1Q14. Despite the economic slowdown, the real estate sector continues to show an attractive dynamism, based on a policy intended to liquidate inventories rather than promote new constructions. Although we recognize mortgage loans are an interesting source of cross-sell, at the moment we are trying to improve the risk return relationship for this product. Thus, we have tightened credit requirements and increased lending spreads in order to compensate a potential higher risk given the deceleration. The growth in this product placed us third in the industry. As of Mar. 31, 2014 we had a 17.5%* market share.

•                  Consumer loans that are gradually reflecting the slowdown in household consumption by expanding 8.4% YoY, from Ch$2,888 billion in the 1Q13 to Ch$3,131 billion in the 1Q14. In this product we are striving to avoid the effects of potential deterioration in employment. Thus, we have curbed expansion in the lower income segment and prioritized growth in the upper and middle income segment, which has allowed us to maintain adequate risk ratios in consumer lending. As of Mar. 31, 2014, we ranked second in consumer loans with a 20.9%* market share. The annnual loss in market stake is explained in approximately 60 bp by the transfer of the retail credit card business of a local retailer to its banking subsidiary by roughly Ch$430 billion during the 4Q13.

•                  Commercial loans that importantly reduced the growth pace by increasing 7.7% YoY, from Ch$11,978 billion in the 1Q13 to Ch$12,904 in the 1Q14. The 1Q14 was especially weak for these kinds of loans that scaled down 1.3%. This was partly explained by the settlement of two specific short-term loans and a slight decrease in loans granted to the real estate sector. Also, this trend demonstrates the companies’ concerns regarding both the economic outlook and —eventually— the potential impact of the tax reform proposal on investment decisions. As of Mar. 31, 2014 we had a market share of 18.9% in commercial loans and ranked first locally.

LOAN PORTFOLIO: BREAKDOWN / GROWTH / MARKET SHARE

(In Billions of Ch$ and %)

1st Quarter 2014 - Earnings Report:

Funding Structure

A continuously improving liability structure provides us with a high competitive advantage for our core business…

We have continued with our strategy of funding diversification. Basically, we believe that market conditions are still favourable in light of our and the country’s high credit risk rating. In addition, appetite for risk is arising in some markets, where investors see Chile and local companies as good investment choices.

Accordingly, by taking advantage of the know-how achieved in former transactions and given the market factors, in the 1Q14 our Treasury carried out the following international placements:

• Switzerland (CHF)	:	~US$ 318 million
• Japan (JY)	:	~US$ 20 million
• Commercial Papers - USA	:	~US$ 287 million
• (Outstanding Balance)

With the exception of Commercial Papers, most of the remaining international placements consider tenors of approximately five years and, therefore, they contribute to the increase in the duration of our liabilities and improve our liquidity position. In addition, debt issued has turned into a relevant source of funding for us by representing an 18.2% share of our liabilities in the 1Q14 as compared to the 9.0% in the 1Q11. The important thing is that we issue bonds overseas only if after synthetically converting them to local currency, their cost is lower or equal to locally available comparable alternatives.

As for deposits, DDA balances continued to be one of our main competitive advantages by representing 25.2% of our funding structure as of March 31, 2014. Similarly, as of Mar. 31, 2014 we retook the first place in the industry in these kinds of deposits by holding a 24.9% market share.

FUNDING: BREAKDOWN / EVOLUTION

(In Billions of Ch$ and times)

Based on the above, as of March 31, 2014 we were one of the banks with the lowest cost of funding in the local banking industry by recording a 3.74%. In addition to our effective funding strategy, this figure —as those of the rest of the industry— involves the recent cuts in short-term interest rates. All of this, as well as higher than expected inflation and liabilities with faster roll-over than assets, contributed to higher margins for our core lending business.

1st Quarter 2014 - Earnings Report:

Capital Adequacy & Other Topics

As in every year, during the 1Q14 we reinforced our capital base by retaining earnings and recognizing the inflation effect on our equity.

Our equity accounted for Ch$2,292 billion as of March 31, 2014. This figure was 6.9% above the Ch$2,145 billion recorded a year earlier, which had mainly to do with the annual implementation of pillars that support our capital strategy. Thus, the annual variance in our equity is mainly explained by:

•                  Approximately Ch$96 billion associated with the capitalization of part of our net distributable earnings for the FY2013. This retention was the result of dividend payout ratio of 70% agreed on by our shareholders, after deducting the payment to the Central Bank (100% of SAOS’ stake in our economic rights plus rights of SM-Chile A shares).

•                  The retention of approximately Ch$50 billion from our net income for the FY2013, in order to recognize the effect of inflation on our shareholders’ equity.

•                  Roughly Ch$25 billion linked to higher net income (net of provisions for minimum dividends) in the 1Q14 as compared to the 1Q13.

•                  All of the above factors more than offset a lower OCI (Other Comprehensive Income) by approximately Ch$23 billion for the three-month period ending on March 31, 2014 as compared to a year earlier.

Although we have recently reinforced our capital base, the expansion posted by our loan book and overall assets has impacted our capital adequacy ratios. However, they are still well above the regulatory thresholds and our management action triggers. In this regard, as of March 31, 2014 our BIS ratio was 12.9%, pointing a 52 bp YoY shrink from the 13.5% recorded in the 1Q13. Thus, the ratio remained almost three percentage points above the limit of 10.0% established for Banco de Chile. Similarly, our Tier I ratio (on RWA) was 9.9% as of March 31, 2014. This is 16 bp below the figure posted a year earlier. These indicators provide us with enough support for future growth.

EQUITY & CAPITAL ADEQUACY

(In Billions of Ch$ and %)

Equity	Mar-13	Mar-14	YoY Chg.
Capital & Reserves
Capital	1,849.4	1,944.9	5.2%
Reserves	213.8	263.5	23.3%
Other accounts	24.7	1.5	(93.8)%
Earnings
Retained Earnings	16.4	16.4	—
Income for the Period	121.5	150.8	24.1%
Provisions for Min. Dividends	(80.7)	(84.9)	5.2%
Minority Interest
Minority Interest	—	—	—%
Total Equity	2,145.1	2,292.2	6.9%

Notes:

Assets: Total Assets | RWA: Risk-Weighted Assets | Total Capital: Basic Capital + Supplementary Capital (if any).

Basic Capital: paid-in capital, reserves and retained earnings, excluding capital of subsidiaries and foreign branches.

Dividends Distribution

On March 27, 2014 our shareholders approved the distribution of a cash dividend amounting to Ch$3.5 per share.

At the Ordinary Shareholders’ Meeting held on March 27, 2014 our shareholders approved the distribution of dividend No.202, in the amount of Ch$3.48356970828 per each “Banco de Chile” share. This amount represents a 70% of Banco de Chile’s net distributable income for the year ended December 31, 2013. It is also important to note that the Central Bank resolved to exercise the option of taking the entirety of its stake on Banco de Chile’s economic rights in cash and waived its right to receive fully paid in shares, pursuant to article 31, letter b) of law No 19.396, regarding the subordinated obligation.

1st Quarter 2014 - Business Segments:

Retail Banking

Our Retail Banking segment is still benefiting from consumption figures that remain strong…

As mentioned earlier, part of our overall net income increase was associated with loan growth focused on retail banking. Actually, the 1Q14 was a very positive quarter for our Retail Banking segment, which recorded a 34.7% YoY rise in income before income tax, from Ch$67 billion in the 1Q13 to Ch$90 billion in the 1Q14. The main driver for the increased bottom line was an advance of 18.2% in the segment’s operating revenues, steered by:

•                  An 11.3% YoY rise in average loans. This advance allowed us to effectively offset a slight YoY slide in lending spreads, which was partly fostered by the adoption of new regulations that reduced the interest rate ceilings.

•                  Average non-interest bearing deposits that maintained a solid trend by growing 13.4% YoY. This effect permitted us to offset the lower yield of these kinds of liabilities, prompted by lower short-term interest rates.

•                  The significant YoY rise in inflation (measured as UF variation), from 0.13% in the 1Q13 to 1.28% in the 1Q14. This factor significantly benefited the segment’s UF net asset position.

•                  Repricing effect due to lower short-term interest rates following the Central Bank’s actions. This element contributed to increase the profitability of interest earning assets funded with Ch$-denominated interest bearing liabilities.

•                  The above positive factors enabled us to effectively cope with a 19.0% YoY decline in fee-based income. This was largely the result of recently adopted regulations, which have prompted stagnant transactional services fares and affected the insurance brokerage business, especially concentrated on this segment. Also, there was a negative FX effect on US$-indexed expenses associated with our credit card business (offset through a hedge position in other operating revenues).

	Quarter		% Change
Retail Banking	1Q13	1Q14	1Q14/1Q13
Loans to Customers (Billions of Ch$)
Commercial Loans	2,521.1	2,798.1	11.0%
Residential Mortgage Loans	4,326.3	4,922.0	13.8%
Consumer Loans	2,874.5	3,120.0	8.5%
Total Loans	9,721.9	10,840.1	11.5%

Profit and Loss Statement (Millions of Ch$)
Net Interest Income	174,534	225,060	28.9%
Net Fees and Commissions	39,498	32,002	(19.0)%
Other Operating Income	4,271	973	(77.2)%
Total Operating Revenues	218,303	258,035	18.2%
Provisions for Loan Losses	(51,999)	(61,603)	18.5%
Operating Expenses	(100,214)	(106,934)	6.7%
Other	472	174	(63.1)%
Income before income tax	66,562	89,672	34.7%

Notes: For comparison purposes certain line items have been reclassified for the 1Q13.

The increase in operating revenues permitted the segment to efficiently deal with a YoY increase of 18.5% in loan loss provisions and 6.7% rise in operating expenses.

As for credit risk, the annual variance of roughly Ch$10 billion is explained in approximately Ch$6 billion by loan growth (volume effect). The remaining amount is mostly explained by a moderate deterioration that has been focused on SMEs, which are sensitive to economic deceleration. For this reason, we are already taking measures in this line. Conversely, deterioration in personal banking has been negligible; mainly due to the actions we undertook last year in order to reduce our exposure to consumer finance. We believe these decisions were on time as we foresaw potential risks derived from the economic slowdown.

Similarly, operating expenses increased by roughly Ch$7 billion due to higher personnel expenses and other expenses caused by a commercial activity that continued growing.

1st Quarter 2014 - Business Segments:

Wholesale Banking

In the 1Q14, our Wholesale Banking business was affected by higher loan loss provisions, given by specific clients and a low basis for comparison…

Our Wholesale Banking segment reported a bottom line of Ch$59 billion in the 1Q14, which was 4.2% beneath the Ch$61 billion recorded in the 1Q13. This decrease in income before income tax was principally the result of:

•                  Loan loss provisions that increased from a net release of approximately Ch$2 billion in the 1Q13 to a net charge of roughly Ch$15 billion in the 1Q14. The annual variance of nearly Ch$17 billion relied on:

•                  A low basis for comparison explained by an allowance release of approximately Ch$9 billion in the 1Q13, associated with an upgrade in a customer’s credit risk classification,

•                  A negative exchange rate effect of approximately Ch$5 billion on our US$-denominated loan loss allowances, as a result of both a Chilean-peso appreciation of 1.6% and a Chilean-peso depreciation of 4.5%, in the 1Q13 and the 1Q14, respectively.

•                  A net deterioration of roughly Ch$3 billion related to credit deterioration of specific wholesale customers, partly fostered by the less optimist economic outlook.

•                  Operating expenses that increased by 11.6% YoY. The annual variance of roughly Ch$3 billion was mostly supported by higher personnel expenses, in line with the Bank’s trends.

	Quarter		% Change
Wholesale Banking	1Q13	1Q14	1Q14/1Q13

Loans to Customers (Billions of Ch$)
Commercial Loans	9,442.3	10,087.5	6.8%
Residential Mortgage Loans	8.5	8.2	(3.8)%
Consumer Loans	13.5	11.3	(16.3)%
Total Loans	9,464.3	10,107.0	6.8%

Profit and Loss Statement (Millions of Ch$)
Net Interest Income	68,749	87,260	26.9%
Net Fees and Commissions	10,210	10,128	(0.8)%
Other Operating Income	8,690	8,128	(6.5)%
Total Operating Revenues	87,649	105,516	20.4%
Provisions for Loan Losses	2,184	(14,877)	—
Operating Expenses	(28,648)	(31,962)	11.6%
Other	108	18	(83.3)%
Income before income tax	61,293	58,695	(4.2)%

Notes: For comparison purposes certain line items have been reclassified for the 1Q13.

The factors mentioned above were partly offset by a 20.4% YoY increase in the segment’s operating revenues that was prompted by:

•                  A YoY increase of 10.6% in average loans held by the segment, which effectively allowed us to offset the slight decrease in lending spreads.

•                  A positive repricing effect associated with sliding short-term interest rates that benefited the funding of the segment’s interest earning assets.

•                  A 10.3% YoY expansion in the segment’s average balances of current accounts and demand deposits. This volume effect permitted us to counterbalance the lower yield of these liabilities, given a scenario of decreasing short-term interest rates.

•                  A higher contribution from the segment’s UF net asset position given the sharp rise in inflation (measured as UF variation) in the 1Q14 as compared to the 1Q13.

As for loan balances, we have seen a smoothing growth trend in loan growth, especially QoQ. Actually, in the 1Q14 the segment posted a 2.3% QoQ decrease in total loans. However, this tendency has not only been influenced by the economic activity but also by specific business-related issues. In this regard, worth noting is the settlement of two short-term loans in the 1Q14 by roughly Ch$260 billion. By isolating this factor, the segment’s loans would have remained flat QoQ.

1st Quarter 2014 - Business Segments:

Treasury

The 1Q14 was very positive for our Treasury, which benefited from attractive market factors, such as inflation and interest rates…

Our Treasury posted a significant annual increase in income before income tax, from roughly Ch$3 billion in the 1Q13 to Ch$12 billion in the 1Q14. This annual rise was mainly associated with a significant rise posted in total operating revenues, as a consequence of:

•                  Higher revenues from sales of Available-for-Sale securities that approximately totalled Ch$9 billion in the 1Q14 as compared to Ch$2 billion in the 1Q13. These sales have been fostered by a decrease in interest rates that made profitable to realize the cumulative mark-to-market of some positions taken in a high interest rate scenario.

•                  Approximately Ch$3 billion of additional revenues from trading securities as a result of the following factors:

•                  Downward shifts in local interest rates that benefited our net asset position in CLP / CLF securities in the 1Q14 as compared to the 1Q13.

•                  Upward movements in interest rates that favoured our net liability positions in both the USD off-shore and on-shore yield curves in the 1Q14 as compared to the 1Q13.

•                  Greater income associated with the accrual of our securities portfolio as a result of the higher inflation (measured as UF variation) in the 1Q14 as compared to the 1Q13.

•                  The aforesaid factors allowed us to more than offset the recognition in the 1Q14 of a loss by approximately Ch$4 billion associated with Credit Value Adjustment for derivative positions.

	Quarter		% Change
Treasury Division	1Q13	1Q14	1Q14/1Q13

Securities Portfolio (Billions of Ch$)
Trading Securities	118.2	133.6	13.0%
Available for Sale Instruments	1,602.8	1,156.4	(27.9)%
Securities Portfolio	1,721.0	1,290.0	(25.0)%

Profit and Loss Statement (Millions of Ch$)
Net Interest Income	1,395	(9,515)	—
Net Fees and Commissions	(67)	(450)	567.0%
Other Operating Income	3,639	23,537	546.8%
Total Operating Revenues	4,967	13,572	173.3%
Provisions for Loan Losses	—	—	—
Operating Expenses	(1,693)	(1,235)	(27.0)%
Other	11	5	(55.7)%
Income before income tax	3,285	12,343	275.7%

O.C.I. (Millions of Ch$)
Net unrealized gains (losses) on Available for Sale and Hedge Accounting Instruments	7,197	(18,005)	—

Notes: For comparison purposes certain line items have been reclassified for the 1Q13.

As for our securities portfolio, we significantly reduced our quarter end balance, especially due to the decrease in assets Available-for-Sale. As mentioned in previous quarters, during 2013 we took positions in AFS, based on our expectations on interest rate drops as long as the global economy entered into a recovery path —promoting reductions in risk premiums— and the economic activity slowed down locally. Accordingly, in the 1Q14 we settled some of these positions and took advantage of the favourable interest rate scenario that we are currently facing. Nonetheless, it is worth noting that we maintain a very low portion of proprietary trading as it is not part of our core business.

For this reason, together with a decrease in the mark-to-market of hedge accounting derivatives, our OCI recorded a significant YoY decrease from a net gain of Ch$7 billion in the 1Q13 to a net loss of Ch$18 billion in the 1Q14.

1st Quarter 2014 - Business Segments:

Subsidiaries

The results of our subsidiaries in the 1Q14 were boosted by the good performance of our Financial Advisory and Securities Brokerage subsidiaries…

The income before income tax of our subsidiaries posted an uptick in the 1Q14 by reaching Ch$11 billion as compared to the Ch$9 billion in the 1Q13. This represents a 21.0% YoY rise that was largely supported by:

•                  Higher performance of our Financial Advisory subsidiary, which recorded a YoY surge of approximately Ch$2 billion in income before income tax. The bottom line increase was associated with specific deals settled at the beginning of 2014 that translated into greater operating revenues as compared to a year earlier.

•                  A 20.1% YoY increase (or Ch$0.8 billion) in income before income tax of our Securities Brokerage subsidiary. These results were supported by higher revenues from stock trading, backed by a particular transaction and overall stock trading turnover that increased by 10.5% YoY.

	Quarter		% Change
Subsidiaries	1Q13	1Q14	1Q14/1Q13

Securities Portfolio (Billions of Ch$)
Trading Securities	210.7	355.6	68.8%
Securities Portfolio	210.7	355.6	68.8%

Loans to Customers (Billions of Ch$)	14.7	18.1	23.3%

Profit and Loss Statement (Millions of Ch$)
Net Interest Income	(3,049)	(2,036)	(33.2)%
Net Fees and Commissions	24,729	28,038	13.4%
Other Operating Income	9,539	8,899	(6.7)%
Total Operating Revenues	31,219	34,901	11.8%
Provisions for Loan Losses	(28)	126	—
Operating Expenses	(22,021)	(23,920)	8.6%
Other	17	10	(42.1)%
Income before income tax	9,187	11,117	21.0%

Notes: For comparison purposes certain line items have been reclassified for the 1Q13.

The above factors allowed us to more than offset an annual decrease of 72.9% (or Ch$1.2 billion) in the income before income tax of our Insurance Brokerage subsidiary. This decrease was mainly explained by new regulations that have negatively impacted our insurance brokerage business associated with insurance policies paid up front that are now subject to refund in case of early termination by the customer. This change implies a double effect. In fact, there is a charge associated with actual refund and also the establishment of allowances for future reimbursements.

1st Quarter 2014 - Financial Information:

Consolidated Statement of Income (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Quarters						Year Ended
	1Q13	4Q13	1Q14	1Q14	% Change		Mar-13	Mar-14	Mar-14	% Change
	MCh$	MCh$	MCh$	MUS$	1Q14/1Q13	1Q14/4Q13	MCh$	MCh$	MUS$	Mar-14/Mar-13
Interest revenue and expense
Interest revenue	397,542	490,945	507,366	923.4	27.6%	3.3%	397,542	507,366	923.4	27.6%
Interest expense	(153,082)	(200,469)	(205,893)	(374.7)	34.5%	2.7%	(153,082)	(205,893)	(374.7)	34.5%
Net interest income	244,460	290,476	301,473	548.7	23.3%	3.8%	244,460	301,473	548.7	23.3%
Fees and commissions
Income from fees and commissions	94,356	98,644	95,403	173.6	1.1%	(3.3)%	94,356	95,403	173.6	1.1%
Expenses from fees and commissions	(22,766)	(27,400)	(29,119)	(53.0)	27.9%	6.3%	(22,766)	(29,119)	(53.0)	27.9%
Net fees and commissions income	71,590	71,244	66,284	120.6	(7.4)%	(7.0)%	71,590	66,284	120.6	(7.4)%
Net Financial Operating Income	4,870	(12,603)	11,895	21.6	144.3%	—	4,870	11,895	21.6	144.3%
Foreign exchange transactions, net	9,960	34,693	22,578	41.1	126.7%	(34.9)%	9,960	22,578	41.1	126.7%
Other operating income	7,892	9,297	5,723	10.4	(27.5)%	(38.4)%	7,892	5,723	10.4	(27.5)%
Total Operating Revenues	338,772	393,107	407,953	742.4	20.4%	3.8%	338,772	407,953	742.4	20.4%
Provisions for loan losses	(49,843)	(67,796)	(76,354)	(139.0)	53.2%	12.6%	(49,843)	(76,354)	(139.0)	53.2%
Operating revenues, net of provisions for loan losses	288,929	325,311	331,599	603.4	14.8%	1.9%	288,929	331,599	603.4	14.8%
Operating expenses
Personnel expenses	(77,932)	(89,045)	(82,276)	(149.7)	5.6%	(7.6)%	(77,932)	(82,276)	(149.7)	5.6%
Administrative expenses	(59,299)	(68,192)	(63,231)	(115.1)	6.6%	(7.3)%	(59,299)	(63,231)	(115.1)	6.6%
Depreciation and amortization	(7,201)	(7,577)	(6,505)	(11.8)	(9.7)%	(14.1)%	(7,201)	(6,505)	(11.8)	(9.7)%
Impairments	(5)	(2,114)	(203)	(0.4)	3,960.0%	(90.4)%	(5)	(203)	(0.4)	3,960.0%
Other operating expenses	(4,773)	(2,262)	(7,765)	(14.1)	62.7%	243.3%	(4,773)	(7,765)	(14.1)	62.7%
Total operating expenses	(149,210)	(169,190)	(159,980)	(291.1)	7.2%	(5.4)%	(149,210)	(159,980)	(291.1)	7.2%

Net operating income	139,719	156,121	171,619	312.3	22.8%	9.9%	139,719	171,619	312.3	22.8%
Income attributable to affiliates	608	27	207	0.4	(66.0)%	666.7%	608	207	0.4	(66.0)%
Income before income tax	140,327	156,148	171,826	312.7	22.4%	10.0%	140,327	171,826	312.7	22.4%
Income tax	(18,857)	(23,265)	(21,075)	(38.4)	11.8%	(9.4)%	(18,857)	(21,075)	(38.4)	11.8%
Net Income for the period	121,470	132,883	150,751	274.3	24.1%	13.4%	121,470	150,751	274.3	24.1%
Non-Controlling interest	—	1	1	—	—	0.0%	—	1	—	—
Net Income attributable to bank’s owners	121,470	132,882	150,750	274.3	24.1%	13.4%	121,470	150,750	274.3	24.1%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$549.47 for US$1.00 as of March 31, 2014. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

1st Quarter 2014 - Financial Information:

Consolidated Balance Sheets (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Mar-13	Dec-13	Mar-14	Mar-14	% Change
ASSETS	MCh$	MCh$	MCh$	MUS$	Mar-14/Mar-13	Mar-14/Dec-13
Cash and due from banks	629,627	873,308	794,834	1,446.5	26.2%	(9.0)%
Transactions in the course of collection	478,296	374,471	404,457	736.1	(15.4)%	8.0%
Financial Assets held-for-trading	328,921	393,134	489,216	890.3	48.7%	24.4%
Receivables from repurchase agreements and security borrowings	44,816	82,422	37,863	68.9	(15.5)%	(54.1)%
Derivate instruments	334,163	374,688	516,919	940.8	54.7%	38.0%
Loans and advances to Banks	966,762	1,062,056	1,557,200	2,834.0	61.1%	46.6%
Loans to customers, net
Commercial loans	11,978,131	13,076,508	12,903,692	23,483.9	7.7%	(1.3)%
Residential mortgage loans	4,334,832	4,732,307	4,930,250	8,972.7	13.7%	4.2%
Consumer loans	2,887,975	3,060,696	3,131,266	5,698.7	8.4%	2.3%
Loans to customers	19,200,938	20,869,511	20,965,208	38,155.3	9.2%	0.5%
Allowances for loan losses	(438,500)	(480,478)	(509,185)	(926.7)	16.1%	6.0%
Total loans to customers, net	18,762,438	20,389,033	20,456,023	37,228.6	9.0%	0.3%
Financial Assets Available-for-Sale	1,602,820	1,673,704	1,156,370	2,104.5	(27.9)%	(30.9)%
Investments in other companies	14,247	16,670	16,811	30.6	18.0%	0.8%
Intangible assets	33,019	29,671	28,400	51.7	(14.0)%	(4.3)%
Property and Equipment	203,495	197,578	197,727	359.9	(2.8)%	0.1%
Current tax assets	3,153	3,202	2,809	5.1	(10.9)%	(12.3)%
Deferred tax assets	124,618	145,904	149,961	272.9	20.3%	2.8%
Other assets	299,371	318,029	321,460	585.0	7.4%	1.1%
Total Assets	23,825,746	25,933,870	26,130,050	47,554.9	9.7%	0.8%

	Mar-13	Dec-13	Mar-14	Mar-14	% Change
LIABILITIES & EQUITY	MCh$	MCh$	MCh$	MUS$	Mar-14/Mar-13	Mar-14/Dec-13
Liabilities
Current accounts and other demand deposits	5,455,183	5,984,332	6,596,559	12,005.3	20.9%	10.2%
Transactions in the course of payment	317,569	126,343	212,751	387.2	(33.0)%	68.4%
Payables from repurchase agreements and security lending	329,557	256,766	370,735	674.7	12.5%	44.4%
Saving accounts and time deposits	9,831,738	10,402,725	9,973,468	18,151.1	1.4%	(4.1)%
Derivate instruments	367,884	445,132	570,886	1,039.0	55.2%	28.3%
Borrowings from financial institutions	1,184,869	989,465	593,258	1,079.7	(49.9)%	(40.0)%
Debt issued	3,462,679	4,366,960	4,746,683	8,638.7	37.1%	8.7%
Other financial obligations	150,245	210,926	198,014	360.4	31.8%	(6.1)%
Current tax liabilities	26,455	10,333	4,932	9.0	(81.4)%	(52.3)%
Deferred tax liabilities	31,656	36,569	38,701	70.4	22.3%	5.8%
Provisions	270,370	551,898	296,808	540.2	9.8%	(46.2)%
Other liabilities	252,459	268,105	235,006	427.6	(6.9)%	(12.3)%
Total liabilities	21,680,664	23,649,554	23,837,801	43,383.3	9.9%	0.8%
Equity Belong to the Bank’s Owners
Capital	1,849,433	1,849,351	1,944,920	3,539.6	5.2%	5.2%
Reserves	213,767	213,636	263,549	479.6	23.3%	23.4%
Other comprehensive income	24,690	15,928	1,532	2.8	(93.8)%	(90.4)%
Retained earnings
Retained earnings from previous periods	16,379	16,379	16,379	29.8	0.0%	0.0%
Income for the period	121,470	513,602	150,750	274.3	24.1%	(70.6)%
Provisions for minimum dividends	(80,658)	(324,582)	(84,883)	(154.5)	5.2%	(73.8)%
Non-Controlling Interest	1	2	2	—	100.0%	0.0%
Total equity	2,145,082	2,284,316	2,292,249	4,171.6	6.9%	0.3%
Total Liabilities & Equity	23,825,746	25,933,870	26,130,050	47,554.9	9.7%	0.8%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$549.47 for US$1.00 as of March 31, 2014. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

1st Quarter 2014 - Financial Information:

Selected Financial Information (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Quarters			Year Ended
Key Performance Ratios	1Q13	4Q13	1Q14	Mar-13	Dec-13	Mar-14
Earnings per Share (1)
Net income per Share (Ch$)	1.32	1.43	1.62	1.32	5.51	1.62
Net income per ADS (Ch$)	792.39	855.69	970.75	792.39	3,307.34	970.75
Net income per ADS (US$) (2)	1.68	1.63	1.77	1.68	6.29	1.77
Book value per Share (Ch$)	23.32	24.52	24.60	23.32	24.52	24.60
Shares outstanding (Millions)	91,977	93,175	93,175	91,977	93,175	93,175
Profitability Ratios (3)(4)
Net Interest Margin	4.50%	4.97%	5.03%	4.50%	4.71%	5.03%
Net Financial Margin	4.78%	5.35%	5.61%	4.78%	5.08%	5.61%
Fees and commissions / Avg. Interest Earnings Assets	1.32%	1.22%	1.11%	1.32%	1.28%	1.11%
Operating Revenues / Avg. Interest Earnings Assets	6.24%	6.73%	6.81%	6.24%	6.47%	6.81%
Return on Average Total Assets	2.09%	2.11%	2.14%	2.09%	2.13%	2.14%
Return on Average Equity	23.02%	23.51%	24.78%	23.02%	23.51%	24.78%
Capital Ratios
Equity / Total Assets	9.00%	8.81%	8.77%	9.00%	8.81%	8.77%
Tier I (Basic Capital) / Total Assets	7.68%	7.57%	7.49%	7.68%	7.57%	7.49%
Tier I (Basic Capital) / Risk-Wighted Assets	10.10%	9.94%	9.94%	10.10%	9.94%	9.94%
Total Capital / Risk- Weighted Assets	13.46%	13.05%	12.94%	13.46%	13.05%	12.94%
Credit Quality Ratios
Total Past Due / Total Loans to Customers	1.06%	1.13%	1.22%	1.06%	1.13%	1.22%
Allowance for Loan Losses / Total Past Due	215.36%	202.96%	198.51%	215.36%	202.96%	198.51%
Impaired Loans / Total Loans to Customers	3.27%	3.45%	3.56%	3.27%	3.45%	3.56%
Allowance for Loan Losses / Impaired Loans	69.89%	66.67%	68.23%	69.89%	66.67%	68.23%
Allowance for Loans Losses / Total Loans to Customers	2.28%	2.30%	2.43%	2.28%	2.30%	2.43%
Provision for Loan Losses / Avg. Loans to customers (4)	1.05%	1.33%	1.45%	1.05%	1.23%	1.45%
Operating and Productivity Ratios
Operating Expenses / Operating Revenues	44.04%	43.04%	39.22%	44.04%	42.78%	39.22%
Operating Expenses / Average Total Assets (3) (4)	2.57%	2.69%	2.27%	2.57%	2.58%	2.27%
Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	21,712,818	23,359,915	23,954,631	21,712,818	22,492,802	23,954,631
Avg. Assets (million Ch$)	23,245,195	25,194,208	28,128,919	23,245,195	24,120,150	28,128,919
Avg. Equity (million Ch$)	2,111,143	2,260,927	2,433,726	2,111,143	2,184,368	2,433,726
Avg. Adjusted Shareholders Equity (million Ch$) (5)	2,399,197	2,546,334	2,747,084	2,399,197	2,411,560	2,747,084
Avg. Loans to customers (million Ch$)	18,948,586	20,401,258	20,999,811	18,948,586	19,630,953	20,999,811
Avg. Interest Bearing Liabilities (million Ch$)	14,263,355	15,555,856	15,644,617	14,263,355	14,970,184	15,644,617
Risk-Weighted Assets (Million Ch$)	21,239,873	22,981,095	23,055,454	21,239,873	22,981,095	23,055,454
Additional Data
Exchange rate (Ch$)	471.67	525.72	549.47	471.67	525.72	549.47
Employees (#)	14,579	14,723	14,647	14,579	14,723	14,647

Notes

(1) Figures are expressed in nominal Chilean pesos.

(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.

(3) Ratios consider daily average balances.

(4) Annualized data.

(5) Adjusted by provisions for minimum dividends.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$549.47 for US$1.00 as of March 31, 2014. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

1st Quarter 2014 - Financial Information:

Summary of Differences between Chilean GAAP and IFRS

The most significant differences are as follows:

•                  Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, the Bank recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognized.

•                  Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows.  According to Chilean GAAP, the Bank records additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses must not be recognized.

•                 Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations”. In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless impaired.

•                  Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 70% of the period net income, as permitted by the Chilean Superintendency of Banks. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

Forward-Looking Information

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•                  changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•                  changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

•                  unexpected developments in certain existing litigation;

•                  increased costs;

•                  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CONTACTS

Mr. Pablo Mejía Head of Investor Relations Banco de Chile Phone Nr. (56-2) 2653.3554 Email: pmejiar@bancochile.cl	Mr. Rolando Arias Research & Planning Manager Banco de Chile Phone Nr. (56-2) 2653.3535 Email: rarias@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5th, 2014

Banco de Chile

/S/ Arturo Tagle Q.
By:	Arturo Tagle Q. CEO